Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following tables presents our ratio of earnings to fixed charges for Duncan Energy and our combined predecessors for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

		Duncan Energy
	Duncan Energy	Partners
	Partners	Predecessor
	For the Eleven	For the One
	Months Ended	Month Ended
	December 31,	January 31,
	2007	2007
Consolidated income	$19,232	$5,035
Add: Parent interest in income of subsidiaries	19,973	—
Provision for income taxes	307	—
Less: Equity in (income) loss of unconsolidated affiliate	(157)	(25)

Consolidated pre-tax income before parent interest in income of subsidiaries and equity earnings from unconsolidated affiliate	39,355	5,010
Add: Fixed charges	12,328	21
Amortization of capitalized interest	590	—

Subtotal	52,273	5,031
Less: Interest capitalized	(2,600)	—
Parent interest in income of subsidiaries	(19,973)	—

Total earnings	$29,700	$5,031

Fixed charges:
Interest expense	$9,279	$—
Capitalized interest	2,600	—
Interest portion of rental expense	449	21

Total	$12,328	$21

Ratio of earnings to fixed charges	2.41x	239.57x

	Duncan Energy Partners Predecessor
	For the Years Ended December 31,
	2006	2005	2004	2003

Consolidated income	$55,337	$39,087	$58,124	$52,454
Add: Provision for income taxes	21	—	—	—
Less: Equity in (income) loss of unconsolidated affiliate	(958)	(331)	(231)	(131)

Consolidated pre-tax income before equity earnings from unconsolidated affiliate	54,400	38,756	57,893	52,323
Add: Fixed charges	420	405	378	390

Total earnings	$54,820	$39,161	$58,271	$52,713

Fixed charges:
Interest portion of rental expense	$420	$405	$378	$390

Total	$420	$405	$378	$390

Ratio of earnings to fixed charges	130.52x	96.69x	154.16x	135.16x

     These computations take into account our consolidated operations and the distributed income from our equity method investee. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:
     Add the following, as applicable:
•	consolidated pre-tax income before parent interest in income of subsidiaries and income or loss from our equity investee;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of our equity investee; and

•	our share of pre-tax losses of our equity investee for which charges arising from guarantees are included in fixed charges.
     From the subtotal of the added items, subtract the following, as applicable:
•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	parent interest in income of subsidiaries in pre-tax income of subsidiaries that have not incurred fixed charges.
     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.
     Duncan Energy Partners Predecessor’s ratio is significantly higher because the predecessor companies did not have any interest expense, capitalized interest, or parent interest in income of subsidiaries expense.